Exhibit 8.1

List of Subsidiaries

1. AltaRex Medical Corp. - a wholly owned subsidiary, incorporated under the laws of the Province of Alberta, Canada.

2. ViRexx International Corp. Limited - a wholly owned subsidiary, incorporated under the laws of Ireland.

3. AltaRex US Corp. - a wholly owned inactive subsidiary, incorporated under the laws of Delaware.